United States securities and exchange commission logo





                              April 22, 2022

       Eli Spiro
       Chairman and Chief Executive Officer
       CleanTech Acquisition Corp.
       207 West 25th Street, 9th Floor
       New York, NY 10001

                                                        Re: Cleantech
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 31,
2022
                                                            File No. 333-262431

       Dear Mr. Spiro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover Page

   1. Please revise here, and elsewhere throughout the filing where you discuss the Securities
                                                        Purchase Agreement, to
ensure the exercise price of the associated warrants is consistently disclosed and to
clarify what is meant by the statement that this debt financing is "subject to adjustment."
       Q: Did the CLAQ Board obtain a fairness opinion in determining whether or not to proceed with the Business Combination?, page 8

   2. Revise to reconcile your disclosure that the CLAQ Board obtained a fairness opinion from
                                                        Duff & Phelps "in
connection with its determination to approve the Business
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         Combination" given that the Board approved the merger before obtaining the fairness opinion. Revise to disclose why the CLAQ Board decided to obtain a fairness opinion, and explain why the Board obtained the fairness opinion only after approving the merger.
3. Prominently disclose that the fairness opinion addresses only the fairness of the consideration to be paid by CLAQ to the Nauticus security holders in the Business
         Combination. Highlight that Duff & Phelps opines only on fairness to CLAQ, as opposed to the public shareholders or shareholders unaffiliated with the sponsors or affiliates thereof.
Q: How will the Initial Stockholders vote?, page 9

4. We note your response to prior comment 4. Clarify what percentage of outstanding shares of common stock entitled to vote held by your directors, executive officers and their affiliates is represented by the approximately 20.0% subject to the Letter Agreement.
Q: Do any of CLAQ's directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 11

5. We note your response to prior comment 5. However, your revisions do not appear to disclose the amount of what the sponsors and their affiliates have at risk in the
         "aggregate." Advise or revise to disclose the aggregate dollar amount of what the sponsors and their affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due and out-of-pocket expenses for which the sponsors and their affiliates are awaiting
         reimbursement. Provide similar disclosure for the company   s officers
and directors, if
         material.
6. We note your response to prior comment 31, and reissue our comment in part.
         Disclose the aggregate fees payable to Chardan that are contingent upon completion of the business combination. We note your disclosure on page 99 that Chardan is an affiliate of
         CleanTech Investments, one of your co-sponsors. To the extent Chardan is an affiliate of the sponsors, please include the aggregate fees payable to Chardan along with your disclosure of the aggregate fees owed to the sponsors and their affiliates.
Service and Revenue, page 23

7. We note your response to prior comment 12 and your statement on page 107 that Nauticus has made some sales to operate devices although not "precisely" through its RaaS model.
         Please clarify this statement. Additionally, provide a breakdown of revenue in the summary of your prospectus/proxy statement that shows the revenues Nauticus generates from services and those from direct product sales. Clarify the nature of the revenue disclosed as generated from services if it is not currently generated from Nauticus' RaaS model. Clearly state whether a customer could subscribe to the RaaS business model at present or when this subscription service will be available. Clarify whether your statement on page 23 that "we anticipate that the initial services will be paid through
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         conventional contracting methods, directly with the customer or in regional partnerships with an in-country service entity" means that such services will not be part of your RaaS business model.
Securities Purchase Agreement, page 27

8. We note that the Debt Financing portion of your PIPE Investment is dependent upon the hiring of a chief financial officer with public company experience and the raising of
         $25,000,000 in additional equity financing. Disclose on your cover page that the consummation of the Debt Financing is contingent upon these conditions precedent. Additionally, advise as to the status of these conditions precedent and whether your Equity Financing satisfies the requirement for Concurrent Financing in your
         Securities Purchase Agreement. To the extent these conditions precedent have not been met, disclose the risk that the minimum cash condition contained in the Merger
         Agreement may not be satisfied without the Debt Financing depending on the number of
         CLAQ public stockholders who seek redemption, among other things. Ownership of the Post-Business Combination Company After the Closing, page 30

9. We note your disclosure of certain letter agreements entered into between February and
         March 2022 with three different investment banks for capital market advisory services.
         Disclose the counterparties   including whether CLAQ or Nauticus or
both parties entered
         into these agreements   and the fees associated with each letter
agreement. Clarify the
         purpose of these engagements and any key terms, including which of the three agreements includes the Residual Period. Tell us why these services were sought at this time and file a copy of any related material agreement or advise why this is not required. Refer to Item
         601(b)(10) of Regulation S-K.
Background of the Business Combination, page 96

10. We note your response to prior comment 25 and your disclosure on page 95 that CLAQ's
         CEO will be a member of the board of directors of the combined company upon closing pursuant to the Director Nomination Agreement. Disclose in your Background of the
         Business Combination whether there were any discussions about this role or nomination agreement or any other discussions involving continuing employment or involvement for any persons affiliated with CLAQ before the merger.
Certain Nauticus' Projected Financial Information, page 106

11. We note your response to prior comment 29, and reissue our comment in part. Disclose any material information and figures the CLAQ Board considered about Nauticus'
         publicly traded company peer set when performing its comparison.
12. Provide us with the legal basis for the parties' disclaimer on page 107 of any obligations to update or revise, or publicly disclose any update or revision to the projections "even in the event that any or all of the assumptions underlying the projections are shown to be in error
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         or change." Refer generally to Item 10(b)(3)(iii) of Regulation S-K. Interests of Certain Persons in the Business Combination, page 109

13. We note your response to prior comment 30, and reissue our comment in part. Revise the conflicts of interest discussion to highlight any fiduciary or contractual obligations to other entities held by the sponsor or its affiliates. Additionally, clarify how the board considered those conflicts in negotiating and recommending the business combination.
Material U.S. Federal Income Tax Consequences, page 134

14. We note your response to prior comment 33, and reissue our comment in part. Given your disclosure of the parties' intention for the merger to qualify as a
reorganization    within
         the meaning of Section 368(a) of the Internal Revenue Code, revise to include counsel's tax opinion as an exhibit as required by Item 601(b)(8) of Regulation S-K. Additionally, to the extent there is uncertainty as to whether the merger will qualify as a tax-free reorganization, provide corresponding risk factor disclosure. Management's Discussion and Analysis of Financial Condition and Results of Operations of
CLAQ
Liquidity and Capital Resources, page 142

15. Please revise to disclose that CLAQ is a going concern and address any factors related to this fact that may impact liquidity, cash flow needs and/or capital resources over the next
         12-months. Ensure your disclosures address the fact that CLAQ must complete a business combination prior to July 19, 2022 or be required to liquidate. Refer to Item 303(b)(1) of
         Regulation S-K.
Customers, page 156

16. We note your disclosure about a Collaboration Agreement with a third party that Nauticus plans to leverage to pursue business opportunities. Revise to disclose the duration and key terms of this agreement and file a copy as an exhibit to your registration statement or tell us why this is not required. Refer to Item 601(b)(10) of Regulation
S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Nauticus
Results of Operations, page 164

17. Please revise to explain why cost of revenue exceeded revenue in fiscal year 2020, and how this trend reversed in fiscal year 2021.
Unaudited Pro Forma Condensed Combined and Consolidated Financial Information Description of the Business Combination, page 174

18. We note that the Securities Purchase Agreement (Debt Financing) is conditioned upon meeting three criteria, one of which includes raising $25 million in equity financing from
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April 22, 2022
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         strategic investors. Please revise to clarify whether the Subscription Agreement (Equity
         Financing) entered into on December 14, 2021 satisfies the $25 million equity financing condition. Alternatively, revise to address how you intend to meet the Minimum Cash
         Condition threshold of $50 million if the conditions required for the Debt Financing are not met such that you do not receive the estimated $37.2 million in proceeds from such financing.
Notes to Unaudited Pro Forma Condensed Combined and Consolidated Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined and Consolidated Financial
Information, page 179

19. Please revise to explain how you calculated the transaction expenses in pro forma adjustment (C) of $21.7 million, specifically quantifying each component included within this amount. Also, it appears the $100,000 adjustment to accounts payable relates to pro forma adjustment (C). If true, revise to indicate as such in the pro forma balance sheet and include a discussion of this adjustment in the pro forma footnote. Refer to Rule 11-
         02(a)(8) of Regulation S-X.
20. It appears pro forma adjustment (E) is mismarked on the face of your pro forma balance sheet. In this regard, this adjustment relates to the conversion of the $10.25 million convertible notes payable within current liabilities; however, you have instead eliminated the long-term RCB term loan for $14.7 million. Also, it appears that the common stock adjustment does not agree with the 5,299,543 common shares, par value $0.0001, that will be issued upon conversion of such notes and, similarly, neither does your APIC adjustment (E). Lastly, tell us how the interest expense adjustment related to these notes is reflected within accumulated deficit. Please revise accordingly.
21. We note that pro forma adjustment (I) reflects both the cash proceeds from, and the issuance of, the $15 million RCB term loan; however, this loan was received in December
         2021 and appears to already be reflected in Nauticus' December 31, 2021 historical balance sheet. Please revise or advise. Additionally, revise to include a pro forma income statement adjustment to eliminate the related interest expense and debt discount amortization on this loan.
22. Please tell us how the interest expense and amortization of debt discount included in adjustment (DD) is reflected in the pro forma balance sheet adjustments. In this regard, it is unclear how you reflected this expense in accumulated deficit. Related Party Loans, page 220

23. We note your response to prior comment 48. Please advise why Chardan Capital Markets,
FirstName LastNameEli Spiro
       LLC is listed as a potential loan party and disclose if it has loaned funds to CLAQ since
Comapany    NameCleanTech
       the beginning          Acquisition
                      of the last fiscal yearCorp.
                                              or whether there are outstanding
borrowings. Refer to
       Item 404(a) of
April 22, 2022 Page 5  Regulation   S-K.
FirstName LastName
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Nauticus Related Party Transactions, page 222

24. We note your response to prior comment 49 and your disclosure that Nauticus sold seven
         HaloGuard systems to Transocean. Provide the approximate dollar value of the amount involved in this transaction. Refer to Item 404(a)(3) of Regulation
S-K.
CleanTech Acquisition Corp. Notes to Consolidated Financial Statements
Note 1. Description of Organization and Business Operations
Earnout Shares, page F-10

25. Please revise here to describe each of the three "triggering events" thresholds for your
         Earnout shares, similar to your revised disclosures elsewhere in response to prior comment 1. Similar revisions should be made to the introductory paragraphs to your unaudited pro forma financial statements.
Note 11. Subsequent Events, page F-27

26. We note your disclosure of the advisory services fees that will be payable upon the business combination to two separate investment banks in the aggregate amount of
         $700,000. Per disclosures elsewhere in the filing, it appears that advisory fees totaling
         $2.45 million will be paid to three investment banks upon closing this transaction. Please revise, either here or in Note 13 to Nauticus' financial statements, to include a discussion of the third advisory agreement. Refer to ASC 855-10-50-2.
Nauticus Robotics, Inc. Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-35

27. We note your revised disclosures and response to prior comment 50. Please revise your
         Product and Services disclosure on page 165 to include information related to your
         HaloGuard product, such as a description of this product, the typical contract terms, etc.
         Also, address whether you intend to phase-out this product as you continue to develop and sell your core robotics products. In addition, revise here to clarify the performance obligations included in these product sales. In this regard, clarify whether such products include any ongoing services, such as technology updates or customer service arrangements, and describe further your accounting for such product sales. Lastly, revise to address when you consider "title and risk of loss" to have passed onto your customers for your product sales. In this regard, address whether this occurs upon delivery or at some other point in time, and how you account for shipping and delivery expenses. Refer to guidance in ASC 606-10-25-18A and 25-18B.
28. You state that you generate revenue from designing and developing subsea robots and software and providing related engineering, technical and other services according to customer specifications, which you appear to classify as service revenues. In addition, you state that products and services are typically not distinct within a contract and are,
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         therefore, considered one performance obligation. Please provide us with your accounting analysis that supports your conclusion that services and products meet the requirements to be considered a single performance obligation. Also, tell us whether you have sold any contracts, to date, that contain multiple performance obligations. Refer to ASC 606-10-25-
         21.
29. Please clarify for us your reference throughout the filing to Robotics as a Service (RaaS).
         In this regard, tell us whether any of your historical revenues have been generated from such arrangements and, if so, tell us which of the contracts discussed on page 165 are
         RaaS arrangements. Tell us whether these arrangements provide your customer with access to the vehicles and the software platform for a specified term, and explain how you considered whether these are service arrangements under ASC 606 or leases under ASC
         842. Alternatively, tell us whether the customer takes title to the vehicles and, if so, explain why you consider these to be service arrangements rather than product sales.
         Also, clarify whether customers are required to purchase any technology-related maintenance or update services in order for the vehicle to continue to function as intended and, if so, how that factors into your accounting. Lastly, tell us how these arrangements are addressed in your current revenue recognition policy disclosures or revise as necessary.
30. You state that Hydronaut 1 is currently fulfilling charter days for a large confidential government contractor. Please tell us, and revise your disclosures as necessary to clarify, how you account for this arrangement. In your response, explain how you considered whether this arrangement qualifies as a lease pursuant to ASC 842.
31. We note your revised disclosures and response to prior comment 53. As previously requested, please disclose the amount of any unsatisfied remaining performance obligations as of period end and when you expect to recognize the revenue, or otherwise advise. Refer to ASC 606-10-50-13.
32. We note from your disclosure on page F-36 that there is $756,666 of equipment rental income included within service revenue related to a lease agreement that commenced in
         June 2021. Please revise to disclose the applicable information required by ASC 842-30-
         50, including, but not limited to, the nature and type of the lease, amounts recognized in the financial statements related to the lease, whether the lease involves a related party, tabular disclosure of the operating lease income and a maturity analysis of the future lease payments to be received, as applicable.
Segment Reporting, page F-35

33. You state that you operate in a single reportable segment because each revenue stream possesses similar production methods, distribution methods and customer quality and consumption characteristics. Please tell us whether you have more than one operating segment and, if so, provide us with a list of your operating segments. In your response, clarify what is meant by each revenue stream and tell us whether you consider
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April 22, 2022
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      each revenue stream to be a separate operating segment pursuant to ASC 280-10-50-1 through 50-9. To the extent that you have multiple operating segments, please tell us how you considered the quantitative thresholds in ASC in ASC 280-10-50-12 in determining your reportable segment.
Major Customer and Concentration of Credit Risk, page F-38

34. We note your revised disclosures in response to prior comment 56 where you refer to sales to "a large confidential government contractor" in both fiscal years 2021 and 2020.
      Please revise to clarify whether you are referring to the same customer in each period.
Note 13. Subsequent Events, page F-47

35. We note your disclosure here related to the two Hydronauts under contract with Diverse
      Marine Ltd, which you refer to as the Hydronaut 2 and Hydronaut 3. However, you then disclose the purchase prices for the Hydronaut 1 and Hydronaut 2. It appears from disclosures elsewhere in the filing that your initial Hydronaut is already in service. Please revise here to clarify which Hydronauts, e.g., 1, 2 or 3, are under contract with Diverse
      Marine and the respective purchase prices.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                            Sincerely,
FirstName LastNameEli Spiro
                                                            Division of
Corporation Finance
Comapany NameCleanTech Acquisition Corp.
                                                            Office of
Technology
April 22, 2022 Page 8
cc:       Giovanni Caruso
FirstName LastName